                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                       PATRIOT AMERICAN HOSPITALITY, INC.
                          WYNDHAM INTERNATIONAL, INC.
                          ---------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                     703352
                                     ------
                                 (CUSIP Number)

                              SUSAN T. GROENTEMAN
                            EXECUTIVE VICE PRESIDENT
                           MILL SPRING HOLDINGS, INC.
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 863-4000
                              -------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                JANUARY 8, 1998
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 25 of this filing.

                      (Continued on the following page(s))

CUSIP No. 703352                          13G                  Page 2



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      CF Securities, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                      0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 3



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Mill Spring Holdings, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   38,936
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     38,936
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      38,936
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      G-1 Securities, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   129,994
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     129,994
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      129,994
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 5



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      G-2 Securities, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   710,000
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     710,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      710,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      G-3 Securities, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO, WC (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   5,465,575
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     5,465,575
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,465,575
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 7



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      CFHS, L.L.C.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   6,305,569
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                      0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     6,305,569
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,305,569
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO (limited liability company)
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 8



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Crow Family, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   6,305,569
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     6,305,569
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,305,569
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 703352                          13G                  Page 9



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Harlan R. Crow
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                 / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   6,427,217
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     6,427,217
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,427,217
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.01 per share (the "PATRIOT REIT COMMON STOCK"), of Patriot American Hospitality, Inc., a Delaware corporation ("PATRIOT REIT"), and to shares of the common stock, par value $.01 per share (the "WYNDHAM INTERNATIONAL COMMON STOCK"), of Wyndham International, Inc. (formerly known as Patriot American Hospitality Operating Company), a Delaware corporation ("WYNDHAM INTERNATIONAL" and together with Patriot REIT, the "COMPANIES"). Pursuant to a pairing agreement between Patriot REIT and Wyndham International, the Patriot REIT Common Stock and the Wyndham International Common Stock are "paired" and may only be held and transferred in units consisting of one share of Patriot REIT Common Stock and one share of Wyndham International Common Stock (collectively, a "PAIRED SHARE"). Accordingly, this Statement on Schedule 13D is filed with respect to Paired Shares and related to both Patriot REIT and Wyndham International.

         The principal executive offices of Patriot REIT are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, and its telephone number at such address is (214) 863-1000. The principal executive offices of Wyndham International are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, and its telephone number at such address is (214) 863-1000.


Item 2.  Identity and Background.

         (a)-(c), (f). This statement is filed by CF Securities, L.P., a Texas limited partnership ("CFS"), Mill Spring Holdings, Inc., a Texas corporation ("HOLDINGS"), G-1 Securities, L.P., a Delaware limited partnership ("G-1"), G-2 Securities, L.P., a Delaware limited partnership ("G-2"), G-3 Securities, L.P., a Delaware limited partnership ("G- 3"), CFHS, L.L.C., a Delaware limited liability company ("CFHS"), Crow Family, Inc., a Texas corporation ("CFI"), and Harlan R. Crow, an individual ("CROW"), sometimes collectively referred to herein as the "REPORTING PERSONS."

         CFS is a Texas limited partnership principally engaged in investments in securities. Its principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Holdings is the general partner of CFS.

         Holdings is a Texas corporation established as a holding company for various investments. Crow is a director, Chief Executive Officer and a principal stockholder of Holdings. Holdings' principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

         Each of G-1, G-2 and G-3 is a Delaware limited partnership principally engaged in investments in securities. The principal place of business for each of G-1, G-2 and G-3 is located at 2001 Ross Avenue, Dallas, Texas 75201.
CFHS is the general partner of each of G-1, G-2 and G-3.

         CFHS is a Delaware limited liability company established as a holding company for various investments. CFI is the sole manager of CFHS. CFHS' principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

         CFI is a Texas corporation established as a holding company for various investments. Crow is a director, Chief Executive Officer and a principal stockholder of CFI. CFI's principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

         Crow is a director of Patriot REIT, Holdings and CFI and principally employed as an investor. His principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Crow is a United States citizen.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of the Reporting Persons (other than Crow) are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         (a) On January 5, 1998, CFS acquired 6,427,217 Paired Shares (the "CFS SHARES") and 4,860,876 shares of unpaired Series A Convertible Preferred Stock, par value $.01 per share, of Patriot REIT (the "SERIES A PREFERRED STOCK"). The CFS Shares and the Series A Preferred Stock were acquired by CFS in exchange for shares of common stock of Wyndham Hotel Corporation ("WYNDHAM HOTEL") owned by CFS. Wyndham Hotel was involved in the ownership or management of hotels or other lodging industry activities. CFS acquired such shares pursuant to the terms of that certain Agreement and Plan of Merger between Patriot REIT's predecessor and Wyndham Hotel, as ratified by Patriot REIT and the other parties listed on the signature pages thereto (the "MERGER AGREEMENT"). A copy of the Merger Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

             In connection with the transactions contemplated by the Merger Agreement, the Series A Preferred Stock was issued in accordance with the provisions of the Certificate of Designation for the Series A Preferred Stock (the "CERTIFICATE OF DESIGNATION"). The Series A Preferred Stock is entitled to one vote per share, voting together as a class with the shares of Patriot REIT Common Stock, on any matter submitted for a vote of the stockholders of Patriot REIT. The Series A Preferred Stock is convertible at any time into Paired Shares on a one- for-one basis by the holders thereof, subject to certain provisions set forth in the Amended and Restated Certificate of Incorporation of Patriot REIT (the "RESTATED CHARTER") which limit the number of Paired Shares which may be beneficially owned by any person or entity (the "EXCESS SHARE PROVISIONS"). In addition, the Series A Preferred Stock is mandatorily convertible at any time and in any amount upon notice by Patriot REIT, provided that the amount so converted will not cause a violation of the Excess Share Provisions set forth in the Restated Charter. The foregoing description of certain provisions of the Series A Preferred Stock is qualified in its entirety by reference to the provisions of the Certificate of Designation and the Restated Charter, a copy of which is attached hereto as
Exhibit 10.2 and incorporated herein by reference.

             On January 8, 1998, CFS liquidated and distributed its property, including cash, the CFS Shares and the Series A Preferred Stock, proportionately to its partners, as a result of which, among other things, (i) 82,712 of the CFS Shares (the "TRUST SHARES") were distributed to the Trammell Crow 1994 Revocable Trust; (ii) 38,936 of the CFS Shares (the "HOLDINGS SHARES") were distributed to Holdings; (iii) 284,430 of the CFS Shares were distributed to G-1; (iv) 1,553,214 of the CFS Shares were distributed to G-2; and (v) 4,467,925 of the CFS Shares were distributed to G-3. G-1 and G-2 subsequently transferred 154,436 and 843,214, respectively, of their CFS Shares to G-3 for an amount in cash based on $26.5625 per CFS Share (the trading price of the Paired Shares at the close of business on January 8, 1998) (the "PRICE PER SHARE"). Currently, G-1 holds 129,994 of the CFS Shares (the "G-1 SHARES"), G-2 holds 710,000 of the CFS Shares (the "G-2 SHARES"), and G-3 holds 5,465,575 of the CFS Shares (the "G-3 SHARES"). Holdings may have been deemed to beneficially own the CFS Shares by virtue of its status as general partner of CFS.

         (b) In connection with the liquidation of CFS, 284,430 of the CFS Shares and other cash and property were distributed to G-1 in proportion to its limited partnership interest in CFS. G-1 subsequently transferred 154,436 of its CFS Shares to G-3 for an amount in cash based on the Price per Share. Currently, G-1 holds the G-1 Shares. CFHS may be deemed to beneficially own the G-1 Shares by virtue of its status as general partner of G-1.

         (c) In connection with the liquidation of CFS, 1,553,214 of the CFS Shares and other cash and property were distributed to G-2 in proportion to its limited partnership interest in CFS. G-2 subsequently transferred 843,214 of its CFS Shares to G-3 for an amount in cash based on the Price per Share. Currently, G-2 holds the G-2 Shares. CFHS may be deemed to beneficially own the G-2 Shares by virtue of its status as general partner of G-2.

         (d) In connection with the liquidation of CFS, 4,467,925 of the CFS Shares and other cash and property were distributed to G-3 in proportion to its limited partnership interest in CFS. G-3 subsequently purchased 156,436 of the CFS Shares from G-1 and 843,214 of the CFS Shares from G-2 for an amount in cash based on the Price per Share. Currently,

G-3 holds the G-3 Shares. CFHS may be deemed to beneficially own the G-3 Shares by virtue of its status as general partner of G-3.

         (e) CFI may be deemed to beneficially own the G-1 Shares, the G-2 Shares and the G-3 Shares by virtue of its status as the sole manager of CFHS.

         (f) Crow may be deemed to beneficially own (i) the G-1, G-2 and the G-3 Shares by virtue of his status as a director, Chief Executive Officer and a principal stockholder of CFI; (ii) the Trust Shares by virtue of his status as a co-trustee of such Trust; and (iii) the Holdings Shares by virtue of his status as a director, Chief Executive Officer and a principal stockholder of Holdings.


Item 4.  Purpose of Transaction.

         CFS acquired the CFS Shares on January 5, 1998 pursuant to the terms of the Merger Agreement. On January 8, 1998, CFS liquidated and distributed its property, including cash, the CFS Shares and the Series A Preferred Stock, proportionately to its partners, as a result of which, among other things, (i) the Trust Shares were distributed to the Trammell Crow 1994 Trust; (ii) the Holdings Shares were distributed to Holdings; (iii) 284,430 of the CFS Shares were distributed to G-1; (iv) 1,553,214 of the CFS Shares were distributed to G-2; and (v) 4,467,925 of the CFS Shares were distributed to G-3. G-1 and G-2 subsequently transferred 154,436 and 843,214, respectively, of their CFS Shares to G-3 for an amount in cash based on the Price per Share. Currently, G-1 holds the G-1 Shares, G-2 holds the G-2 Shares, and G-3 holds the G-3 Shares. Each of G-1, G-2 and G-3 acquired, and is holding, its respective Paired Shares for investment purposes.

         Any of the Reporting Persons may purchase additional, or dispose of, Paired Shares either in the open market or in private transactions, depending on his or its evaluation of the Companies' business, prospects and financial condition, the market for the Paired Shares, economic conditions, money and stock market conditions and other future developments. In addition, the Series A Preferred Stock may from time to time, in accordance with the terms and conditions of the Series A Preferred Stock, be converted into Paired Shares. Except as otherwise described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Companies, or the disposition of securities by the Companies, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Companies or any of their subsidiaries, (c) a sale or transfer of a material amount of the assets of the Companies or any of their subsidiaries, (d) any change in the present boards of directors or management of the Companies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Companies' boards of directors, (e) any material change in the present capitalization or dividend policy of the Companies, (f) any other material change in the Companies' business or corporate structure, (g) changes in either of the Companies' charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Companies by any person, (h) causing a class of the securities of the Companies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of either of the Companies becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

         AGREEMENT TO BE BOUND BY STANDSTILL AGREEMENT AND VOTING AGREEMENT. On January 5, 1998, Patriot REIT, Wyndham International, G-1, G-2 and G-3 entered into an Agreement to be Bound by Standstill Agreement and Voting Agreement (the "AGREEMENT TO BE BOUND"), pursuant to which each of G-1, G-2 and G-3 (i) agreed to be bound by the terms and conditions of the Standstill Agreement (as hereinafter defined) and the Voting Agreement (as hereinafter defined). It is anticipated that Holdings and the Trammell Crow 1994 Revocable Trust will also become parties to the Agreement to be Bound. The foregoing description of the Agreement to be Bound is qualified in its entirety by reference to the copy of the Agreement to be Bound attached hereto as Exhibit 10.3 and incorporated herein by reference.

         STANDSTILL AGREEMENT. Pursuant to the Agreement to be Bound, G-1, G-2 and G-3 (each, a "STOCKHOLDER") are bound by the terms and conditions of that certain Standstill Agreement, dated as of January 5, 1998 (the "STANDSTILL AGREEMENT"), between CFS and Patriot REIT, as if the Stockholder was named therein in place of CFS for purposes thereof.

         Pursuant to the Standstill Agreement, each Stockholder agreed that, with certain exceptions, during the Standstill Term (as defined below), neither the Stockholder nor any of its affiliates will, without the prior written consent of Patriot

REIT, directly or indirectly purchase or otherwise acquire, agree to acquire or become the beneficial owner of, any additional voting securities or securities convertible into or exchangeable for, or which upon redemption thereof, could result in the Stockholder receiving any voting securities of Patriot REIT, Wyndham International or certain affiliates of Patriot REIT (the "VOTING STOCK"). In addition, each Stockholder agreed that neither it nor any of its affiliates will, without the prior written consent of Patriot REIT, directly or indirectly transfer any shares of Voting Stock owned by them as of the date of the Standstill Agreement or acquired thereafter with certain exceptions, including transfers made in compliance with a right of first refusal in favor of Patriot REIT and its designees, transfers to affiliates and charitable entities, pledges to lenders, transfers pursuant to tender offers recommended by the Board of Directors of Patriot REIT, transfers pursuant to registrations under the Registration Rights Agreement (as defined below) and transfers of less than 1% in any 30 day period pursuant to brokers' transactions under Rule 144 under the Securities Act of 1933 (the "SECURITIES ACT"). Pursuant to the Standstill Agreement, each Stockholder agreed that, during the Standstill Term, neither it nor any of its affiliates will directly or indirectly, or will solicit, request, advise, assist or encourage others directly or indirectly, to
(i) form or join or participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to shares of Voting Stock or deposit any Voting Stock in a voting trust, (ii) solicit proxies or written consents of stockholders with respect to Voting Stock or make or participate in any "solicitation" of any "proxy" (as such terms are defined in Rules 14a-1 and 14a-11 under the Exchange Act) to vote any shares of Voting Stock, or become a "participant" in any election contest with respect to Patriot REIT or Wyndham International,
(iii) seek to call or to request the call of a special meeting of the stockholders of Patriot REIT or Wyndham International or seek to make or make a stockholder proposal at any meeting of stockholders of Patriot REIT or Wyndham International, (iv) commence or announce any intention to commence any tender offer for any shares of Voting Stock or file any Schedule 13D with respect to Voting Stock (other than certain permitted Schedule 13D filings), (v) make a proposal or bid with respect to, or publicly make or disclose any proposal or bid with respect to, the acquisition of any substantial portion of the assets of Patriot REIT or Wyndham International or of all or any portion of the outstanding Voting Stock, or any merger, consolidation, other business combination, restructuring, recapitalization or other business combination involving Patriot REIT or Wyndham International, (vi) otherwise act alone or in concert with others to seek to control or influence in any manner the management, the Boards of Directors of Patriot REIT or Wyndham International (other than with respect to an affiliate in such affiliate's capacity as a director of Patriot REIT or Wyndham International at any meeting of the Board of Directors of Patriot REIT or Wyndham International), (vii) subject to certain exceptions, commence, join in or in any way participate in any action, suit or proceeding of any kind, or directly or indirectly support or encourage any administrative or investigative action or proceeding of any nature against or involving Patriot REIT or Wyndham International or any of their respective subsidiaries or officers or directors, or (viii) arrange or in any way participate in any financing for any transaction referred to in the foregoing clauses (i) through (vii) above, or (ix) publicly seek a waiver of the foregoing restrictions.

         The phrase "Standstill Term" means the period ending on the date which is 18 months following the first date upon which any two of Paul A. Nussbaum, James D. Carreker and Anne L. Raymond no longer actively serve as senior executive officers of Patriot REIT or Wyndham International.

         The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the copy of the Standstill Agreement attached hereto as Exhibit 10.4 and incorporated herein by reference.


         VOTING AGREEMENT. Pursuant to the Agreement to be Bound, each Stockholder is bound by the terms and conditions of that certain Voting Agreement, dated as of January 5, 1998 (the "VOTING AGREEMENT"), between CFS and Patriot REIT, as if the Stockholder was named therein in place of CFS for purposes thereof.

         General. Pursuant to the Voting Agreement, the Post-Merger Management Stockholders (as defined below) agreed that, from April 14, 1997 through October 1, 2007, whenever there shall be submitted to the stockholders of Patriot REIT or Wyndham International nominees for election to the Board of Directors of Patriot REIT (the "PATRIOT REIT BOARD") or the Board of Directors of Wyndham International (the "WYNDHAM INTERNATIONAL BOARD"), as the case may be, the Post-Merger Management Stockholders shall vote, or to cause to be voted, all of the shares of Patriot REIT Common Stock and Wyndham International Common Stock then held by the Post-Merger Management Stockholders, whether beneficially or of record, in favor of such nominees designated by Patriot REIT or Wyndham International or the Patriot REIT Board or the Wyndham International Board, as the case may be, and, unless otherwise requested by Patriot REIT or Wyndham International, as the case may be, not in favor of any other nominees.

         The phrase "Post-Merger Management Stockholders" means each Stockholder, Paul A. Nussbaum, William W. Evans III, Leslie V. Bentley, James D. Carreker, Stanley M. Koonce, Jr. and Anne L. Raymond.

         Director Nominations. Pursuant to the Voting Agreement, from April 14, 1997 until the first date on which a Stockholder does not beneficially own at least five percent (5%) of the lesser of (x) the sum of (i) the number of then outstanding Paired Shares and (ii) the number of then outstanding shares of the Series A Preferred Stock, or (y) the sum of (i) the number of Paired Shares outstanding immediately after the merger (the "MERGER") of Wyndham Hotel with an into Patriot REIT pursuant to the Merger Agreement, with Patriot REIT being the surviving company, and (ii) the number of shares of Series A Preferred Stock outstanding immediately after the Merger (the lesser of (x) and (y) being the "Sum") (provided, however, that in the event the Standstill Agreement is no longer in effect, then the Sum shall be calculated in the manner prescribed by
(x), irrespective of the number of shares computed pursuant to (y)), each of Patriot REIT and Wyndham International agreed that, if at the time thereof Harlan R. Crow or a designee of the Stockholder is not a director of such corporation, (i) to propose as a nominee for election to the board of directors of such corporation a designee of the Stockholder (which need not be the same individual in each case) (a "Designee"), (ii) to include the name of the applicable Designee as a nominee in its proxy card, (iii) to recommend the election of the applicable Designee to its stockholders (if any such recommendation is made by its board of directors as to any other nominee), (iv) to solicit proxies on behalf of the Designee to the same extent proxies are solicited on behalf of any other nominee for election to the board of directors, and (v) to cause the attorneys-in-fact named in the proxy cards to vote the shares in respect of which proxies are given for the election of the Designee as a director unless such proxy cards give contrary instructions.

         The foregoing description of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement attached hereto as
Exhibit 10.5 and incorporated herein by reference.


         REGISTRATION RIGHTS AGREEMENT. Pursuant to the Agreement to be Bound, each Stockholder is entitled to the benefits conferred thereon by that certain Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT"), to be entered into among Patriot REIT, Wyndham International, CFS and the other parties signatory thereto (CFS and such other parties signatory thereto are referred to as the "REGISTRATION RIGHTS HOLDERS"), as if the Stockholder was named therein in place of CFS as a Registration Rights Holder for purposes thereof.

         Pursuant to the Registration Rights Agreement, the Companies will be required, subject to certain limitations and under certain conditions, to register for sale to the public the Registrable Securities (as defined therein) received by the Registration Rights Holders pursuant to that certain Stock Purchase Agreement (as defined therein) and the Merger Agreement. The Registration Rights Agreement will require the Companies to maintain a "shelf" registration statement for a period of four years following the date thereof to permit the resale of the Registrable Securities either directly by the Registration Rights Holders to the public or through an underwritten public offering. In addition, the Registration Rights Agreement will provide that any Registration Rights Holder may require the Companies, upon written notice, to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the total amount of Registrable Securities to be included in the Demand Registration has a market value of at least $20 million and that notice is not given less than nine months after the effective date of the previous Demand Registration. If Registrable Securities are going to be registered by the Companies pursuant to a Demand Registration, notice must be provided to the other Registration Rights Holders of Registrable Securities and permit them to include any and all Registrable Securities that they hold in the Demand Registration, provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten public offering based upon such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. Upon notice of a Demand Registration, the Companies will be required to file a registration statement within 60 days of the date on which such notice is given, although the filing may be postponed for up to 90 days under certain circumstances. Subject to the conditions stated or referred to above, the Registration Rights Holders may request an unlimited number of Demand Registrations.

         The Registration Rights Agreement will also provide that, subject to certain exceptions, in the event that the Companies propose to file a registration statement with respect to Registrable Securities, with the exception of certain other types of registrations, the Companies will offer the Registration Rights Holders the opportunity to register the number of Registrable Securities they request to include (the "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten public offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. The Companies will be required to pay all of the expenses of registration under the Registration Rights Agreement, other than underwriting discounts and commissions. The Companies will be required to have registered for sale to the public the Registrable Securities received by the Registration Rights Holders (including Paired Shares that are issuable upon conversion of shares of Series A Preferred Stock) pursuant to the Stock Purchase Agreement and the Merger Agreement.

         The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the form of Registration Rights Agreement attached hereto as Exhibit 10.6 and incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Paired Shares beneficially owned (identifying those Paired Shares for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule II attached hereto and incorporated herein in full by reference thereto.

         (b) Schedule II attached hereto shows the number of Paired Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

         (c) CFS acquired the CFS Shares on January 5, 1998 pursuant to the terms of the Merger Agreement. On January 8, 1998, CFS liquidated and distributed its property, including cash, the CFS Shares and the Series A Preferred Stock, proportionately to its partners, as a result of which, among other things, (i) the Trust Shares were distributed to the Trammell Crow 1994 Trust; (ii) the Holdings Shares were distributed to Holdings; (iii) 284,430 of the CFS Shares were distributed to G-1; (iv) 1,553,214 of the CFS Shares were distributed to G-2; and (v) 4,467,925 of the CFS Shares were distributed to G-3. G-1 and G-2 subsequently transferred 154,436 and 843,214, respectively, of their CFS Shares to G-3 for an amount in cash based on the Price per Share. Currently, G-1 holds the G-1 Shares, G-2 holds the G-2 Shares, and G-3 holds the G-3 Shares.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Agreement to be Bound.  See the discussion in Item 4 above.

         Standstill Agreement.  See the discussion in Item 4 above.

         Voting Agreement.  See the discussion in Item 4 above.

         Registration Rights Agreement.  See the discussion in Item 4 above.

         Attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Agreement Among Filing Parties dated as of January 29, 1998.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 10.1 - Agreement and Plan of Merger, dated as of April 14, 1997, as amended on November 3, 1997, is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibits 2.1 and 2.2).

         Exhibit 10.2 - Amended and Restated Certificate of Incorporation of Patriot REIT is incorporated by reference to the Companies' registration statement on Form S-3, Registration No. 333-29671 (Exhibit 3.1).

         Exhibit 10.3 - Agreement to be Bound by Standstill Agreement and Voting Agreement (filed herewith).

         Exhibit 10.4 - Standstill Agreement, dated as of April 14, 1997, is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.9).

         Exhibit 10.5 - Voting Agreement, dated as of April 14, 1997, is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.10).

         Exhibit 10.6 - Form of Registration Rights Agreement is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.5).

         Exhibit 99.1 - Agreement Among Filing Parties (filed herewith).

                                   SCHEDULE I

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF REPORTING PERSONS (OTHER THAN CROW)


1.       CF SECURITIES, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
Mill Spring Holdings, Inc.              3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201


2.       MILL SPRING HOLDINGS, INC.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
Harlan R. Crow                          3200 Trammell Crow Center                              Investor
Director, Chief Executive Officer       2001 Ross Avenue
and a principal stockholder             Dallas, Texas  75201

Susan T. Groenteman                     3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Trammell S. Crow                        3200 Trammell Crow Center                              Investor
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

James D. Carreker                       3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Anthony W. Dona                         3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Joel Ehrenkranz                         3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Thomas O. Hicks                         3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

J. Ronald Terwilliger                   3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Charles R. Brindell, Jr.                3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ronald S. Brown                         3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Kevin Bryant                            3200 Trammell Crow Center
Vice President and Secretary            2001 Ross Avenue
                                        Dallas, Texas  75201

Thomas Burleson                         3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Linda S. Cade                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Jackie Close                            3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201

Jeffrey C. Chavez                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Mary M. Hager                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

James C. Hendricks                      3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Timothy J. Hogan                        3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Melissa Huber                           3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201

Carol Kreditor                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Robert A. McClain                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ann Murray                              3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Sarah Puckett                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

John E. Thomas                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Philip J. Wise                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201



3.       G-1 SECURITIES, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
CFHS, L.L.C.                            3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201


4.       G-2 SECURITIES, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
CFHS, L.L.C.                            3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201

5.       G-3 SECURITIES, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
CFHS, L.L.C.                            3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201

6.       CFHS, L.L.C.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
Crow Family, Inc.                       3200 Trammell Crow Center
Manager                                 2001 Ross Avenue
                                        Dallas, Texas  75201


7.       CROW FAMILY, INC.



           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
Harlan R. Crow                          3200 Trammell Crow Center                              Investor
Director, Chief Executive Officer       2001 Ross Avenue
and a principal stockholder             Dallas, Texas  75201

Susan T. Groenteman                     3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Trammell S. Crow                        3200 Trammell Crow Center                              Investor
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

James D. Carreker                       3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Anthony W. Dona                         3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Joel Ehrenkranz                         3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Thomas O. Hicks                         3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

J. Ronald Terwilliger                   3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Charles R. Brindell, Jr.                3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ronald S. Brown                         3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Kevin Bryant                            3200 Trammell Crow Center
Vice President and Secretary            2001 Ross Avenue
                                        Dallas, Texas  75201

Thomas Burleson                         3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Linda S. Cade                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Jackie Close                            3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201

Jeffrey C. Chavez                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Mary M. Hager                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

James C. Hendricks                      3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Timothy J. Hogan                        3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Melissa Huber                           3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201

Carol Kreditor                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Robert A. McClain                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ann Murray                              3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Sarah Puckett                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

John E. Thomas                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Philip J. Wise                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

                                  SCHEDULE II

                               REPORTING PERSONS



                                                                                                  Aggregate
                                                                                                   Amount         Percent of
                                   Sole           Shared          Sole           Shared           of Shares          Class
                                  Voting          Voting       Dispositive     Dispositive       Beneficially     Beneficially
                                   Power           Power          Power           Power             Owned            Owned
                                ------------   -----------     -----------     -----------       ------------     ------------
CF Securities, L.P..........              -0-           -0-             -0-             -0-                -0-             0.0%
Mill Spring Holdings, Inc...              -0-       38,936              -0-         38,936-            38,936              0.0%
G-1 Securities, L.P.........              -0-      129,994              -0-        129,994            129,994              0.1%
G-2 Securities, L.P.........              -0-      710,000              -0-        710,000            710,000              0.8%
G-3 Securities, L.P.........              -0-    5,465,575              -0-      5,465,575          5,465,575              6.0%
CFHS, L.L.C. (1)............              -0-    6,305,569              -0-      6,305,569          6,305,569              6.9%
Crow Family, Inc. (2).......              -0-    6,305,569              -0-      6,305,569          6,305,569              6.9%
Harlan R. Crow (3)..........              -0-    6,427,617              -0-      6,427,617          6,427,617              7.0%
                                ------------   -----------     -----------     -----------       ------------     ------------
   TOTAL....................              -0-    6,427,617              -0-      6,427,617          6,427,617              7.0%
                                ============   ===========     ===========     ===========       -===========     ============

(1) Includes (a) 129,994 Paired Shares held of record by G-1 Securities, L.P., (b) 710,000 Paired Shares held of record by G-2 Securities, L.P., and (c) 5,465,575 Paired Shares held of record by G-3 Securities, L.P., which Paired Shares could be attributed to CFHS as general partner of G-1, G-2 and G-3, respectively.

(2) Includes 6,305,569 Paired Shares attributable to CFHS, which Paired Shares could be further attributed to CFI as the sole manager of CFHS.

(3) Includes (a) 6,305,539 Paired Shares held by G-1, G-2 and G-3, which shares may be deemed to be beneficially owned by Crow as a director, Chief Executive Officer, and a principal stockholder of CFI, (b) 38,936 Paired Shares held by Holdings, which shares may be deemed to be beneficially owned by Crow as a director, Chief Executive Officer, and a principal stockholder of Holdings, and (c) 82,712 Paired Shares held by the Trammell Crow 1994 Revocable Trust, which shares may be deemed to be beneficially owned by Crow as a co-trustee of the Trammell Crow 1994 Revocable Trust.


         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:            January 29, 1998                   CF SECURITIES, L.P., a Texas limited partnership

                                                     By:     Mill Spring Holdings, Inc., a Texas corporation, as its
                                                             sole general partner


                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President


DATED:            January 29, 1998                   MILL SPRING HOLDINGS, INC.



                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President


DATED:            January 29, 1998                   G-1 SECURITIES, L.P., a Delaware limited partnership

                                                     By:     CFHS, L.L.C., a Delaware limited liability company, as
                                                             its sole general partner

                                                     By:     Crow Family, Inc., a Texas corporation, as its sole
                                                             manager



                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President


DATED:            January 29, 1998                   G-2 SECURITIES, L.P., a Delaware limited partnership

                                                     By:     CFHS, L.L.C., a Delaware limited liability company, as
                                                             its sole general partner

                                                     By:     Crow Family, Inc., a Texas corporation, as its sole
                                                             manager



                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President

DATED:            January 29, 1998                   G-3 SECURITIES, L.P., a Delaware limited partnership

                                                     By:     CFHS, L.L.C., a Delaware limited liability company, as
                                                             its sole general partner

                                                     By:     Crow Family, Inc., a Texas corporation, as its sole
                                                             manager



                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President


DATED:            January 29, 1998                   CFHS, L.L.C., a Delaware limited liability company

                                                     By:     Crow Family, Inc., a Texas corporation, as its sole
                                                             manager



                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President


DATED:            January 29, 1998                   CROW FAMILY, INC., a Texas corporation



                                                     By: /s/ Susan T. Groenteman
                                                         -----------------------------
                                                             Susan  T. Groenteman
                                                             Executive Vice President



DATED:            January 29, 1998                     /s/ Harlan R. Crow
                                                     ---------------------------------
                                                     Harlan R. Crow

                                 EXHIBIT INDEX



   Exhibit
   -------
    10.1      Agreement and Plan of Merger, dated as of April 14, 1997, as amended on November 3, 1997, is incorporated by reference to the
              Companies' registration statement on Form S-4, Registration No.
              333-39875 (Exhibits 2.1 and 2.2).

    10.2 Amended and Restated Certificate of Incorporation of Patriot REIT is incorporated by reference to the Companies' registration statement on Form S-3, Registration No. 333-29671 (Exhibit 3.1).

    10.3      Agreement to be Bound by Standstill Agreement and Voting
              Agreement (filed herewith).

    10.4 Standstill Agreement , dated as of April 14, 1997, is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit
              10.9).

    10.5 Voting Agreement, dated as of April 14, 1997, is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.10).

    10.6 Form of Registration Rights Agreement is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.5).

    99.1      Agreement Among Filing Parties (filed herewith).
